Exhibit 99.17

Disclosure of Transactions in Own Shares

Paris, April 29, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 22 to April 26, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22/04/2024	262,205	67.675615	17,744,884.63	XPAR
22/04/2024	110,000	67.676735	7,444,440.85	CEUX
22/04/2024	10,000	67.674784	676,747.84	TQEX
22/04/2024	20,000	67.679677	1,353,593.54	AQEU
23/04/2024	258,712	68.001472	17,592,796.82	XPAR
23/04/2024	115,000	67.996084	7,819,549.66	CEUX
23/04/2024	10,000	68.001274	680,012.74	TQEX
23/04/2024	15,000	68.010446	1,020,156.69	AQEU
24/04/2024	252,657	68.107673	17,207,880.34	XPAR
24/04/2024	115,000	68.094923	7,830,916.15	CEUX
24/04/2024	10,000	68.111638	681,116.38	TQEX
24/04/2024	20,000	68.109105	1,362,182.10	AQEU
25/04/2024	253,051	67.820662	17,162,086.34	XPAR
25/04/2024	115,000	67.826925	7,800,096.38	CEUX
25/04/2024	9,990	67.823531	677,557.07	TQEX
25/04/2024	20,000	67.823773	1,356,475.46	AQEU
26/04/2024	291,989	68.993544	20,145,355.92	XPAR
26/04/2024	70,000	68.551056	4,798,573.92	CEUX
26/04/2024	10,000	68.931350	689,313.50	TQEX
26/04/2024	20,000	68.925623	1,378,512.46	AQEU
Total	1,988,604	68.099153	135,422,248.79

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l@TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).